Exhibit (a)(1)(O)
FIDELITY NATIONAL INFORMATION SERVICES, INC.
FREQUENTLY ASKED QUESTIONS RELATING
TO YOUR PARTICIPATION IN THE TENDER OFFER
1.	WHAT IS THE OFFER?
On July 6, 2010, FIS commenced an offer to purchase, for not more than $2.5 billion in cash, shares of its common stock (or such lesser amount as FIS may elect to purchase subject to applicable law), at a price not greater than $31.00 per share nor less than $29.00 per share, net to the seller in cash, without interest and subject to applicable withholding taxes. The tender offer has been made upon the terms and subject to the conditions described in the offer to purchase and other ancillary documents sent to shareholders in connection with the tender offer. If more than $2.5 billion in aggregate value of shares (or such lesser amount as FIS may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, FIS will purchase tendered shares on a pro rata basis at the price level determined by the modified “Dutch Auction” (as described in question 2), subject to a limited priority that is given to “odd lot” holders of fewer than 100 shares.
2.	WHAT IS A MODIFIED DUTCH AUCTION?
A modified “Dutch Auction” is a type of tender procedure that allows a shareholder to choose a price within the price range designated by FIS (in this case from $29.00 to $31.00 in $0.25 increments) at which shareholders are willing to sell their shares back to FIS. The purchase price of the shares in the tender offer will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering shareholders, FIS can purchase $2.5 billion in aggregate value of shares (or such lesser amount as FIS may elect to purchase subject to applicable law), or such lesser aggregate value of shares as is properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price.
For example, assume that 30 million shares are offered for tender at $29.00, 30 million shares are offered at $29.25, and an additional 30 million shares are offered at $29.50. The tender price will be set at $29.50 for shares accepted as part of the tender offer. Because the tender offer is oversubscribed at $29.50, only 94.16% of shares offered at or below this price will be accepted. Shares offered for tender at more than $29.50 ( e.g. $29.75 and above) will not be accepted.
3.	HOW DO I TENDER MY SHARES?
You will receive a package of tender offer materials including an offer to purchase that will provide the complete details of the tender offer and specific instructions on how to tender your shares if you wish to do so. If you are the record holder of your shares, you will receive a letter of transmittal. On the letter of transmittal you will provide how many shares you wish to tender and you will select a price (in increments of $0.25) not greater than $31.00 per share nor less than $29.00 per share, or instead you may elect to tender your shares at whatever purchase price is determined by the modified Dutch Auction described above (that is, the final tender offer price determined by FIS, which will be between $29.00 and $31.00 per share). All letters of transmittal must be completed and submitted by the expiration date of the tender offer.
If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it will provide you with instructions on how you may participate in the tender offer. It is likely that a broker, dealer commercial bank, trust company or other nominee will have a deadline for you to provide them with the appropriate instruction that is earlier than the expiration date of the tender offer.
4.	CAN I CONDITIONALLY TENDER MY SHARES?
No. You may not tender shares subject to the condition that all or a specified minimum number of tendered shares be purchased.
You may, however, conditionally exercise your vested and outstanding nonqualified stock options as described in the “Instructions for Tender Through Conditional Exercise of Options” (see question 16).
5.	IS THERE AN ADVANTAGE TO TENDERING EARLY?
No. All shares received during the tender offer period will be treated the same, although you should be aware that individuals who conditionally exercise their vested stock options to purchase shares and tender the underlying shares, subject to acceptance in the tender offer (as described below), or who hold shares through the 401(k) plans have an earlier deadline to tender these shares as set forth in the applicable materials (see question 16 and question 22).
6.	CAN I CHANGE MY MIND AND WITHDRAW SHARES THAT HAVE BEEN PREVIOUSLY TENDERED?
Yes. You may withdraw shares tendered under the tender offer at any time prior to the expiration date. The tender offer materials provide additional detail on the procedures for withdrawing shares that have been previously tendered. Individuals who conditionally exercise their options to purchase shares and tender the underlying shares, subject to acceptance in the tender offer, or who hold shares through the 401(k) Plans have an earlier deadline for withdrawal as set forth in the applicable materials (see question 20 and question 25).
7.	HOW DO I TENDER SHARES ACQUIRED IN CONNECTION WITH THE EMPLOYEE STOCK PURCHASE PLAN?
Shares acquired in connection with your participation in the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the “ESPP”) are initially registered in the name of Fidelity Investments. If you hold shares under the ESPP and you have not previously transferred your shares to another broker, you will receive instructions from Fidelity Investments. If you have transferred the shares that you acquired under the ESPP to another broker, you will receive your instructions from your current broker.
INFORMATION FOR OPTION HOLDERS
8.	HOW DO OPTION HOLDERS PARTICIPATE IN THE TENDER OFFER?
Option holders with vested but unexercised stock options will have the opportunity to participate in the tender offer in one of two ways. An option holder may (i) exercise vested but unexercised options in advance of the tender offer in accordance with the terms of the applicable equity plan and tender the shares received upon exercise into the tender offer or (ii) conditionally exercise some or all of his or her vested nonqualified options and tender the underlying shares subject to acceptance in the tender offer.
9.	WHAT MAKES THE EXERCISE OF AN OPTION “CONDITIONAL”?

An exercise of options is “conditional” because your exercise of a nonqualified vested option (and pay the exercise price and applicable taxes) only occurs if and to the extent that (i) FIS will purchase the underlying shares pursuant to the tender offer and (ii) the purchase price determined by the modified Dutch Auction exceeds the exercise price for the option. If any of the shares underlying an option that is properly conditionally exercised are accepted in the tender offer, the options will be exercised as to those shares accepted. The proceeds from the tender will be equal to the number of accepted shares underlying the exercised option multiplied by the purchase price determined by the modified Dutch Auction, less the aggregate exercise price of the exercised options. However, the amount of cash remitted to you will be reduced by the applicable employment and income tax withholding relating to the exercise of the options.
If FIS does not purchase the underlying shares because of your choice to tender above the finally determined purchase price, proration, or termination of the tender offer, the options for those shares will not be deemed exercised and will remain outstanding.
The example below is based on a variety of hypothetical assumptions and does not reflect actual facts, including share prices, tax withholding rates and any fees that Fidelity Investments may impose in connection with an option exercise. The example only applies to U.S. option holders.
Example of Conditional Exercise:

		Share Summary
Assumptions
(A) Number of Options		1000.00
(B) Option Grant Exercise Price	$20.00
(C) Tender Offer Price & Fair Market Value	$29.00
(D) Proration due to Oversubscription	90.00%
(E) Tax Withholding Rate (proxy)	28%

Conditional Exercise — Oversubscribed

Total Options Exercised:
(F) Option Shares Tendered		900.00

Proceeds to Employee:
(G) Gross Tender Proceeds	$26,100.00
(H) Prorated Exercise Price	($18,000.00)
(I) Total Income and Employment Taxes	($2,268.00)
(J) Cash Proceeds to Option Holder	$5,832.00

Remaining Stock Options:
(K) Options Returned to Employee’s Account		100.00
10.	CAN I CONDITIONALLY EXERCISE MY INCENTIVE STOCK OPTIONS?
No. The conditional exercise process described above will only be available for nonqualified stock options because allowing incentive stock options to be conditionally exercised may result in outstanding incentive stock options losing their tax qualified status.

11.	HOW DO I PARTICIPATE IN THE TENDER OFFER IF I DO NOT CONDITIONALLY EXERCISE AND TENDER MY OPTIONS?
If you would prefer to actually exercise your vested options and tender the shares you receive in the tender offer, you can do so. You may exercise vested but unexercised options in advance of the tender offer in accordance with the terms of the applicable equity plan and tender the shares received upon exercise into the tender offer, subject to any applicable FIS scheduled blackout period. You may not exercise any unvested options. If you do exercise vested options in order to tender the shares received on exercise in the tender offer, you need to follow the same procedures with respect to the shares received on exercise as those applicable to all other FIS shareholders described in the offer to purchase. If you decide to exercise your options in order to receive shares to tender in the tender offer, you will need to exercise such options sufficiently in advance of the expiration date (or any earlier deadline to tender shares applicable to you) in order to ensure that the exercise is settled prior to the expiration date (or any earlier applicable deadline).
12.	WHAT WILL BE THE PURCHASE PRICE FOR THE SHARES RESULTING FROM THE OPTION EXERCISE (WHETHER A CONDITIONAL EXERCISE OR AN ACTUAL EXERCISE)?
If you decide to participate in the tender offer, you will have the opportunity to select a price (in increments of $0.25) not greater than $31.00 per share nor less than $29.00 per share, or instead you may elect to tender your shares at whatever purchase price is determined by the modified Dutch Auction described above (that is, the final tender offer price determined by FIS, which will be from $29.00 to $31.00 per share). In a modified Dutch Auction, the purchase price of the shares in the tender offer will be the lowest price at which, based on the number of shares tendered and the specified prices selected by the tendering shareholders, FIS can acquire up to $2.5 billion in value of shares (or such lesser amount as FIS may elect to purchase subject to applicable law). If the price that you selected to tender the shares resulting from your option exercise is greater than the finally determined purchase price, then none of the shares will be accepted in the tender offer (and in the case of the conditional exercise, none of your options will be deemed to be conditionally exercised). If you selected to conditionally exercise vested options and tender the underlying shares at a price equal to or lower than the finally determined purchase price, then you will receive the finally determined purchase price for such underlying shares, subject to proration.
13.	WHAT HAPPENS IF I EXERCISE MY OPTIONS AND THE SHARES I TENDER ARE NOT ACCEPTED?
If you exercise your vested options (not a conditional exercise) and tender the resulting shares, but they are not accepted because you tendered above the finally determined purchase price, proration, or termination of the tender offer, then FIS will return the shares to you. You will own those shares that were not repurchased and you will have the choice as to whether you want to hold them or sell them on the open market. The price in the open market may be higher or lower than the exercise price of your options and may be higher or lower than the tender offer price.
14.	WHAT ARE THE TAX CONSEQUENCES OF EXERCISING MY OPTIONS AND PARTICIPATING IN THE TENDER OFFER?
The exercise of your employee stock options and sale of the shares underlying such options or the conditional exercise of options and tender of the underlying shares, subject to acceptance in the tender offer, may have different tax consequences to you depending on the type of option you hold (whether it is nonqualified or an incentive stock option), and certain other factors. Conditional exercise and tender of the underlying shares is only available for nonqualified stock options. If you want to exercise incentive stock options and tender the underlying shares, you must exercise them and subsequently tender the underlying shares using the standard exercise process. You should consult your tax advisor to determine the implication of exercising your options and participating in the tender offer.
15.	IF MY OPTIONS ARE NOT VESTED MAY I STILL TENDER SHARES UNDERLYING THEM?
No. Unvested options are not yet eligible to be exercised and turned into shares or conditionally exercised. Your unvested options will continue to vest according to the vesting schedule.
16.	WHAT DO I NEED TO DO TO CONDITIONALLY EXERCISE MY OPTIONS?
You will be provided with “Instructions for Tender Through Conditional Exercise of Options,” which has the information you require in order to conditionally exercise your options and tender the underlying shares. An “Option Election Form” will be provided with these instructions and you must submit a completed “Option Election Form” prior to 4:00 p.m., New York City time on Thursday, July 29, 2010. If you do not submit a completed “Option Election Form” by 4:00 p.m., New York City time on Thursday, July 29, 2010, you will be deemed not to have conditionally exercised any of your options and the underlying shares will not be tendered into the offer.
17.	WHAT HAPPENS IF I HAVE FRACTIONAL OPTIONS FOLLOWING THE CONDITIONAL EXERCISE OF A PORTION OF MY OPTIONS?
To the extent you have fractional unexercised options following the exercise of a portion of your conditionally exercised options and the tender of the underlying shares, the number of fractional unexercised options will be rounded down to the nearest whole number.
18.	ARE THERE ANY COMMISSIONS OR FEES RELATING TO THE CONDITIONAL EXERCISE OF OPTIONS?
Yes. Normal fees for exercising stock options will apply if you conditionally exercise your options. Fidelity Investments will charge $28.00 for up to 1,000 options and $0.02 for each additional option. The fees will be deducted from your Fidelity brokerage account after the cash proceeds are paid to you from the tender offer.
19.	AFTER I CONDITIONALLY EXERCISE MY OPTIONS AND BEFORE ANY ARE PURCHASED IN THE OFFER, AM I PERMITTED TO EXERCISE MY OPTIONS WITHOUT WITHDRAWING MY CONDITIONAL EXERCISE?
No. Once you conditionally exercise your options, even though all resulting shares may not be accepted in the tender, you will not, pursuant to the terms of the “Option Election Form,” exercise the options that you have conditionally exercised until you either validly withdraw your tender instruction prior to the applicable deadline or the tender offer is completed or terminated. If you validly withdraw your conditional exercise, you will be permitted to exercise those options.
20.	CAN I CHANGE MY MIND AND WITHDRAW MY CONDITIONAL EXERCISE AND TENDER OF OPTIONS?
Yes. As set forth in the “Instructions for Tender Through Conditional Exercise of Options,” which you will separately receive if you are an option holder, you must complete the following steps in order to withdraw your conditional exercise and tender of options:

•	The notice of withdrawal must be in writing;

•	You must send the signed notice of withdrawal by mail, facsimile or email to the address or fax number set forth in the “Option Election Form”;

•	The notice of withdrawal must state your name, your social security number or other taxpayer identification number and the options (specifying the number of options and their exercise price and grant date) that you wish to withdraw from the tender offer; and

•	The notice of withdrawal must be received by the deadline set forth in the “Option Election Form.”
You are entitled to resubmit an Option Election Form to conditionally tender your options after withdrawal, provided that all resubmitted materials are completed properly and delivered on time in accordance with the instructions applicable to the original submission set forth in the “Instructions for Tender Through Conditional Exercise of Options.”
21.	HOW DO I KNOW HOW MANY VESTED OPTIONS I ACTUALLY HOLD?
The Fidelity Investments website (www.Netbenefits.Fidelity.com) provides information regarding your outstanding vested options. To speak with a Fidelity Investments stock plan representative, call 1-800-544-9354 anytime Monday thru Friday.
INFORMATION FOR 401(k) PLAN PARTICIPANTS
22.	HOW DO PARTICIPANTS IN THE FIDELITY NATIONAL INFORMATION SERVICES, INC. 401(k) PROFIT SHARING PLAN, THE METAVANTE RETIREMENT PROGRAM OR THE NYCE EMPLOYEES TAX DEFERRED SAVINGS PLAN PARTICIPATE IN THE TENDER OFFER?
As a participant in one or more of the FIS’ 401(k) plans, you will receive a separate instruction letter and direction form with respect to each of the 401(k) plans in which you participate and are invested in a FIS stock fund. The instruction letter provides you with specific information relating to your 401(k) plan, including how any proceeds from the tender offer will be reinvested. The only way for a plan participant to instruct the applicable trustee to tender his or her interests in a FIS stock fund is to complete the applicable direction form as instructed, sign it and return it to the tabulator identified on the direction form by mail or fax prior to the deadline set forth on the direction form.
23.	HOW DO I INSTRUCT THE TRUSTEE TO TENDER MY INTERESTS IN THE FIS STOCK FUND?
If you decide to tender some or all of the interests in a FIS stock fund held by your 401(k) plan account into the tender offer, you will direct the trustee (using the direction form for the applicable 401(k) plan) to tender a percentage of your FIS stock fund balance at one or more prices (in increments of $0.25) that are not greater than $31.00 per share nor less than $29.00 per share, and you may elect to tender a percentage of your FIS stock fund balance at whatever purchase price is determined by the modified Dutch Auction described above (that is, the final tender offer price determined by FIS, which will be between $29.00 and $31.00 per share). All percentages must be denominated in whole numbers. Note that your FIS stock fund balance and the related number of shares that are credited to your account may change between the time you make your initial election on the direction form and the expiration date of the tender offer due to additional contributions or any investment changes that you make.
24.	MUST I PROVIDE DIRECTIONS TO THE TRUSTEE?

You must provide directions if you wish the trustee to tender any of the interests in the FIS stock fund held by your 401(k) plan account in the tender offer. If you do not wish to participate in the tender offer, do nothing. If you do nothing, you will be deemed to have instructed the trustee not to tender any interests in the FIS stock fund held by your 401(k) plan account. If you have an FIS stock fund account in more than one 401(k) plan, you must complete the direction form and follow the delivery instructions applicable to each plan if you want to tender your interests in the FIS stock fund held in such 401(k) plan.
25.	CAN I CHANGE MY MIND AND DIRECT THE TRUSTEE TO WITHDRAW MY PREVIOUS ELECTION?
Yes. As set forth in the applicable instruction letter you must complete the following steps in order to withdraw your election to tender:
•	You must obtain a new direction form from the trustee; and

•	You must complete and sign the new direction form and submit it to the tabulator so that it is received prior to the deadline specified in the applicable instruction letter.
Once the new direction form is received by the tabulator, your previous direction will be deemed cancelled and replaced by your new direction. You are entitled to submit a new direction form to tender the interests in a FIS stock fund held by your 401(k) plan account after withdrawal, provided that all resubmitted materials are completed properly and delivered on time in accordance with the instructions applicable to the original submission that will be set forth in the applicable instruction letter. You may request additional copies of the direction form by calling the contact set forth under the heading “Further Information” in the applicable instruction letter.
In addition to the foregoing, you may also effectively withdraw your tender by changing your investment options in order to have no funds invested in a FIS stock fund held by your 401(k) plan prior to the beginning of the “blackout period” as described in the blackout notice furnished to you.
ADDITIONAL TENDER OFFER INFORMATION
26.	DOES FIS HAVE ANY RECOMMENDATION ABOUT WHETHER I SHOULD PARTICIPATE IN THE TENDER OFFER?
Neither FIS nor the Board of Directors of FIS makes any recommendation to you as to whether you should participate in the tender offer or as to the price at which you should choose to tender your shares. You must make your own decision as to whether to participate in the tender offer.
27.	WHEN WILL I KNOW WHETHER MY TENDERED SHARES HAVE BEEN ACCEPTED?
FIS will distribute a press release announcing the preliminary results of the tender offer promptly after the end of the tender period. Then, within five to seven business days, FIS expects to distribute a press release announcing the final results of the tender offer, including the prorated percentage of shares purchased, if applicable.
28.	IF I DECIDE TO PARTICIPATE WHEN WILL I RECEIVE MY MONEY?
If you decide to participate, the cash payment for the tendered shares or the shares underlying the exercised options that are accepted by FIS will be paid to you promptly after it has been determined what percentage of the total number of shares tendered will be purchased by FIS, which will occur after August

10, 2010. All cash payments relating to the tender of your interests in a FIS stock fund held by a FIS 401(k) plan will remain in the respective plan and your 401(k) plan account and will be allocated in the manner described in the applicable instruction letter.
29.	WILL I HAVE TO PAY BROKERAGE FEES AND COMMISSIONS IF I TENDER MY SHARES?
If you are the record holder of your shares and you tender your shares directly to the depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee and your shares are tendered on your behalf, you may be charged a fee for having the shares tendered on your behalf. We urge you to consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges apply. (see question 18 for fees and commissions relating to the exercise of stock options.)
30.	CAN THE TENDER OFFER BE EXTENDED, AMENDED OR TERMINATED AND UNDER WHAT CIRCUMSTANCES?
FIS can extend or amend the tender offer at its sole discretion. If FIS extends the tender offer, it will delay the acceptance of any shares that have been tendered. FIS can terminate the tender offer under certain circumstances.
31.	HOW WILL I BE NOTIFIED IF FIS EXTENDS THE TENDER OFFER OR AMENDS THE TERMS OF THE TENDER OFFER?
Amendments to the tender offer will be effected by public announcement. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.
32.	WHO CAN I TALK TO FOR MORE INFORMATION ABOUT WHAT THIS ALL MEANS TO ME?
If you have questions regarding your participation in the tender offer, you may contact Goodloe Partee at (904) 854-5477 or Stacey Lombardi at (904) 854-5365. FIS also strongly urges each option holder and shareholder to contact their investment and tax advisors with any questions.
ADDITIONAL INFORMATION:
This communication is a statement of our understanding of the tax consequences that are generally applicable to participation in the tender offer, and should not be construed by you as individual tax advice regarding your particular situation. You are urged to speak with your personal tax advisor if you have questions about your taxes relating to your participation in the tender offer, or for any other tax advice that is particular to your individual situation. Any tax advice contained in this document (i) was not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed on the taxpayer and (ii) was written to support the promotion and marketing of a transaction. Taxpayers should seek advice based on their own particular circumstances from an independent tax advisor.
This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of FIS common stock. The solicitation and offer to purchase shares of FIS common stock is being made only pursuant to the offer to purchase, dated July 6, 2010, as amended and supplemented from time to time, and related materials. Shareholders can obtain free copies of these ma-

terials and other documents filed by the company with the Securities and Exchange Commission at www.sec.gov or at the Investors section of the company’s website at www.fisglobal.com/AboutFIS. Shareholders also may obtain free copies of these materials from Georgeson Inc., FIS’ information agent, by calling (800) 891-3214 or (212) 440-9800. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer because they contain important information about the offer.